March 21, 2018

Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:	Estre Ambiental, Inc.
Pre-effective Amendment 1 to Registration Statement on Form F-1
Filed February 23, 2018
File No. 333-222678

Dear Ms. Long:

On behalf of Estre Ambiental, Inc. (the “Registrant”), set forth below are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 7, 2018 (the “Comment Letter”) with regard to the above-referenced filing. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and the comments are reproduced in bold form below.

General

1.
Disclosure on the registration statement’s facing page and elsewhere that you are registering 14,599,403 ordinary shares for resale is inconsistent with disclosure in the selling shareholders table on page 194, which reflects an aggregate of 14,487,842 ordinary shares being offered for resale by the selling shareholders. Please reconcile the disclosures. Additionally, ensure that the number of shares being offered for resale by the selling shareholders in the registration statement and in the legal opinion filed as exhibit 5.1 to the registration statement is consistent.

Response:          The Registrant acknowledges receipt of this comment. The Registrant currently intends to file pre-effective Amendment 2 to the Registration Statement on Form F-1 (“Amendment No. 2”) after the Registrant files its Annual Report on Form 20-F in due course. The Registrant will address this comment in Amendment No. 2 in due course.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
March 20, 2018

Recent Developments, page 17

2.
Please tell us what consideration you gave to providing the audited financial statements of Monte Azul or other probable acquisitions pursuant to Item 18 of Form 20-F and Rule 3-05 of Regulation S-X. In doing so, please provide your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-X.

Response:          The Registrant acknowledges receipt of this comment. The Registrant intends to respond to this comment at the time that it files Amendment No. 2 in due course once the Registrant’s financial statements for the year ended December 31, 2017 are available.

If you have any questions with respect to the foregoing, please contact me at +55 11-3708-1840.

Very truly yours,

J. Mathias von Bernuth, Esq.

cc:	Mr. Sergio Pedreiro
Estre Ambiental, Inc.